Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-157129 on Form S-8 of our reports dated January 31, 2013, relating to the consolidated financial statements of China Distance Education Holdings Limited, its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity (collectively, the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to retrospective application of the authoritative guidance regarding the presentation of comprehensive income) and the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of China Distance Education Holdings Limited for the year ended September 30, 2012.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP,
Beijing, the People’s Republic of China

January 31, 2013